Exhibit 2

OI S.A.

Corporate Taxpayers’Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 53.3.0000622–9

Publicly-Held Company

MANAGEMENT’S PROPOSAL

Dear Debenture Holders,

The management of Oi S.A. (formerly known as Brasil Telecom S.A.), hereby submits for consideration of its debenture holders at a General Meeting of Debenture Holders (“Meeting”), to be held on June 15, 2012 at 3 p.m., in accordance with the Call Notice published on May 31, 2012 in the newspapers “Valor Econômico” and “Diário Oficial do Estado do Rio de Janeiro,” the addition of Clause 4.12.1 to the Indenture of the 5th Issuance of Debentures Not Convertible into Shares, in a single series, dated June 20, 2006 (“Optional Early Redemption”), as proposed below:

“4.12 Optional Early Redemption

4.12.1 The Issuer may redeem all of the Debentures upon the occurrence of an event that gives rise to the Mandatory Acquisition (as defined below), provided that (i) after 10 (ten) days from the closing date of the sale of the Debentures under the Mandatory Acquisition, Debentures remain outstanding representing less than 15% (fifteen percent) of the Debentures outstanding on the business day immediately preceding the date of commencement of the period of sale of the Debentures under the Mandatory Acquisition, and (ii) the Issuer publishes a “Notice to Debenture Holders” stating the date and redemption procedures (the “Redemption Notice”) up to 30 (thirty) calendar days from the closing of the sale period of Debentures under the Mandatory Acquisition.

4.12.2. The Issuer may, at its sole discretion, and independently of what Clause 4.12.1 states, redeem the Debentures beginning on June 15, 2012 (“Commencement Date of the Early Redemption”), until the early redemption of all of the Debentures (“Early Redemption”). The Issuer will carry out the Early Redemption of the Debentures by way of a written notice to the Trustee and publication of a notice to Debenture Holders to be published in the newspapers “Valor Econômico” and “Diário Oficial do Estado do Rio de Janeiro,” at least five (5) working days prior to the Early Redemption, notwithstanding Clause 4.14 of the Indenture, which notices should describe the terms and conditions of the Early Redemption, including: (i) the “Redemption Amount,” which will correspond to the payment of the Face Value per Unit or the outstanding balance of the Face Value per Unit of the Debentures to be redeemed, plus the Interest due and not yet paid until the date of the Early Redemption, calculated in accordance with item 4.2 of this Indenture, (ii) the amount of the redemption premium due over the Redemption Amount, (iii) the effective date for the redemption of the Debentures and payment to the Debenture Holders (“Redemption Date”); and (iv) other information necessary to conduct the Early Redemption.

OI S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 53.3.0000622–9

Publicly-Held Company

(a) CETIP must be informed of the completion of Early Redemption at least 2 (two) business days in advance thereof. Notwithstanding the Early Redemption Notice, the Agent Bank will receive notification the day before the date of Redemption containing (i) the total value of the Redemption, which correspond to the payment of the Redemption Amount plus the value of the redemption premium incident on the Redemption Amount, (ii) the effective date for the redemption of the Debentures and payment to Debenture Holders, and (iii) other information necessary to conduct the Early Redemption;

(b) The amount to be paid to Debenture Holders pursuant to the Early Redemption will be equivalent to the Face Value per Unit or the outstanding balance of the Face Value per Unit, plus the Interest due and not yet paid until the date of Early Redemption, calculated in accordance with item 4.2 this Indenture (“Redemption Amount”), plus a premium due by the Issuer to the Debenture Holders, calculated as follows:

P = [(1+0,0278)^(DUr/252)]-1]*(VN+J)

where:

P = Early Redemption premium, calculated to six (6) decimal places without rounding;

DUr = number of business days between the Redemption Date and the Expiration Date of the issuance;

VN = balance of the face value per unit of the Debenture on the Redemption Date;

J = value of the interest due on Redemption Date as defined in section 4.2.2 of this Indenture, calculated to six decimal places, without rounding.

4.12.3. Once exercise by the Issuer, the Early Redemption option will become mandatory to all Debenture Holders.

4.12.4. The Debentures redeemed early will be required to be cancelled by the Issuer.

4.12.5. Payment of Debentures redeemed early by virtue of the Early Redemption will be made (i) by means of the procedures adopted by CETIP for Debentures registered on the SND and held in custody with CETIP and / or (ii) by deposit in accounts current indicated by the Debenture Holders to be held by Agent Bank and / or Custodian, in the case of Holders of Debentures that are not held in custody with CETIP.”

OI S.A.

Corporate Taxpayers’Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 53.3.0000622–9

Publicly-Held Company

Finally, we propose that if the above-mentioned proposal is accepted, the amendment of the relevant Indenture also be approved.

Rio de Janeiro, May 31, 2012

Bayard de Paoli Gontijo

Treasury Officer

Alex Waldemar Zornig

Chief Financial Officer